June 25, 2014

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Response to Comment Letter dated June 9, 2014
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 1-3433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated June 9, 2014, concerning its response letter dated May 16, 2014. We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff and Dow’s response:

Defined Terms

“2013 10-K” means The Dow Chemical Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries, except where otherwise required by the context.

“Future Filings” means applicable SEC filings, based on the context in which the phrase is used and whether filed or furnished, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s 2013 10-K.

Comment and Response

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 68

Note 14 – Commitments and Contingent Liabilities, page 101
Litigation, page 102
Urethane Matters, page 106

1.
We note your response to prior comment one from our letter dated May 2, 2014; however, it is not clear to us how you have concluded that a loss related to this matter is remote given the District Court jury verdict. We note you provided us documents related to your pending appeal; however, you did not provide information to help us more fully understand the analysis and assessment you preformed that led you to conclude a loss is remote. Please advise. In addition, it appears to us your current disclosures related to this matter could be considered somewhat contradictory. Please expand your disclosures in future filings to explain how and why you concluded a loss is not probable, notwithstanding the jury verdict. Please provide us your proposed disclosures. Finally, please tell us if you have or are engaged in any settlement discussions related to this matter and, if applicable, explain how such discussions have impacted your assessment.

RESPONSE
We appreciate the communication with the Staff and representatives from the Company regarding your comment letter dated June 9, 2014.  In Future Filings we will include the following updated Urethane Matters disclosure (the new language to be added to the existing disclosure is shown in italics).

Proposed Disclosure
Urethane Matters
On February 16, 2006, the Company, among others, received a subpoena from the U.S. Department of Justice ("DOJ") as part of a previously announced antitrust investigation of manufacturers of polyurethane chemicals, including methylene diphenyl diisocyanate, toluene diisocyanate, polyether polyols and system house products. The Company cooperated with the DOJ and, following an extensive investigation, on December 10, 2007, the Company received notice from the DOJ that it had closed its investigation of potential antitrust violations involving these products without indictments or pleas.

In 2005, the Company, among others, was named as a defendant in multiple civil class action lawsuits alleging a conspiracy to fix the price of various urethane chemical products, namely the products that were the subject of the above described DOJ antitrust investigation. These lawsuits were consolidated in the U.S. District Court for the District of Kansas (the “District Court”) or have been tolled. On July 29, 2008, the District Court certified a class of purchasers of the products for the six-year period from 1999 through 2004. Shortly thereafter, a series of “opt-out” cases were filed by a number of large volume purchasers; these cases are substantively identical to the class action lawsuit, but expanded the time period to include 1994 through 1998. In January 2013, the class action lawsuit went to trial in the District Court with the Company as the sole remaining defendant, the other defendants having previously settled. On February 20, 2013, the jury in the matter returned a damages verdict of approximately $400 million against the

Company, which ultimately was trebled by the District Court under applicable antitrust laws - less offsets from other settling defendants - resulting in a judgment entered in July 2013 in the amount of $1.06 billion. The Company is appealing this judgment on numerous grounds. The Company’s appeal is currently pending with the U.S. Tenth Circuit Court of Appeals (“Court of Appeals”) which heard oral argument on the matter on May 14, 2014. There is no known timing for a decision from the Court of Appeals, although based on historical experience, the Company believes it is reasonable to expect that a decision will be issued in the second half of 2014. The decision from the Court of Appeals potentially ranges from judgment in favor of the Company, vacation of the District Court judgment with the case being remanded for further proceedings in light of guidance provided in the decision, to an affirmation of the District Court judgment. In the event of an unfavorable decision from the Court of Appeals, the Company anticipates that it will pursue additional appellate rights up to and including a petition for a writ of certiorari to the U.S. Supreme Court seeking judicial review by the U.S. Supreme Court.

The Company has consistently denied plaintiffs’ allegations of price fixing and, as outlined above, the Company will continue to vigorously defend this litigation. As part of the Company’s review of the jury verdict and resulting judgment currently under appeal, the Company assessed the legal and factual circumstances of the case, the trial record and the applicable law. Based on this review, the Company believes the judgment is not appropriate. As a result, the Company has concluded it is not probable that a loss will occur and, therefore, a liability has not been recorded with respect to these matters.  While the Company believes it is not probable a loss will occur, the existence of the jury verdict and the pendency of the appeal indicate that it is reasonably possible that a loss could occur. The estimate of the possible range of loss to Dow is $0 to the $1.06 billion judgment (excluding post-judgment interest and possible award of class attorney fees.)

In addition to the matters described above, there are two separate but inter-related matters in Ontario and Quebec, Canada, both of which are pending a decision on class certification.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to a filing; and

•	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing response satisfactorily addresses the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:	Dale Welcome, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance